As filed with the Securities and Exchange Commission on December 23, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AMENDMENT NO. 2

Korea Equity Fund, Inc.
(Name of Issuer)

Korea Equity Fund, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.10 Per Share
(Title of Class of Securities)

50063B104
(CUSIP Number of Class of Securities)

Neil Daniele
Secretary and Chief Compliance Officer
Korea Equity Fund, Inc.
Two World Financial Center, Building B
New York, New York 10281-1712
Telephone:  (800) 833-0018

 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of filing persons)

with a copy to:

John A. MacKinnon, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$27,301,991(a)	$1,946.63(b)
a)        Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 2,212,479 shares of Common Stock of Korea Equity Fund, Inc. (20% of the total number of shares outstanding on November 12, 2010) by $12.34 (98% of the Net Asset Value per share of $12.59 as of the close of ordinary trading on the New York Stock Exchange on November 12, 2010).

(b)      Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$1,946.63
Form or Registration No.:	Schedule TO
Filing Party	Korea Equity Fund, Inc.
Date Filed	November 17, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2010 (the “Schedule TO”) and Amendment No. 1 to Schedule TO filed with the SEC on December 20, 2010 by Korea Equity Fund, Inc., a Maryland corporation (the “Fund”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase up to 2,212,479 outstanding shares of common stock, par value $0.10 per share, of the Fund, at a purchase price equal to  98% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on the tender offer expiration date, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated into this Amendment by reference in answer to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On December 23, 2010, the Fund issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Friday, December 17, 2010. A copy of the press release is filed as Exhibit (a)(1)(x) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

(a)(1)(x)              Press Release issued on December 23, 2010, filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOREA EQUITY FUND, INC.

By:	/s/ Shigeru Shinohara
Name: Shigeru Shinohara
Title: President

December 23, 2010

EXHIBIT INDEX

Exhibit

(a)(1)(x)                      Press Release issued on December 23, 2010